

Mail Stop 7010

January 22, 2009

via U.S. mail and facsimile

Mark R. Fetting, CEO
Legg Mason, Inc.
100 Light Street
Baltimore, Maryland 21202

>   **RE: Legg Mason, Inc.**
>   **Form 10-K for the Fiscal Year Ended March 31, 2008**
>   **Filed May 29, 2008**
>   **Forms 10-Q for the Fiscal Quarters Ended June 30, 2008 and**
>   **September 30, 2008**
>   **File No. 1-8529**

Dear Mr. Fetting:

        We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Assets Under Management, page 37

1. We note that your revenues are dependent on the level of your AUM. We further note that the type of assets managed can further affect the amount of revenues generated. Specifically, you note that equity assets generally produce greater revenues than fixed income assets. You further note that the type of client may also impact the amount of revenues you generate in that institutional clients generally pay lower fees than other clients. As such, it would appear that not only is a detailed analysis of total AUM relevant to an investor's understanding of your revenues but also a detailed analysis of AUM by asset type (or class) and by division. We note that you provide a rollforward of AUM in total and by division. As part of your detailed analysis of AUM by asset type, please also include a rollforward of AUM by asset type in future filings.   In future filings, please also provide a more comprehensive analysis of the components included in each of the rollforwards of AUM provided for each of the periods presented. Specifically, please disclose the gross amount of each type of client cash inflows and client cash outflows, including redemptions, such that readers can clearly identify any trends depicted by each category of cash inflows and outflows. For your analysis of market performance, you should provide a detailed explanation for the positive and negative material factors impacting your market performance. For example, you note that your equity funds have had lower investment performance resulting in net outflows since September 2006 without any explanation as to why. As part of your discussion of the market performance of your funds, you may want to consider providing a summary of the sectors (i.e., real estate, banking, consumer products, etc.) AUM is invested in by asset type and/or division as a means of explaining trends in AUM. Finally, please explain what the other category represents in terms of your AUM rollforward. Refer to Item 303(A)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

2. In future filings, please disclose the policy concerning redemptions of your AUM. It may be appropriate to provide such disclosures by asset type and/or by division. For example, state whether the shareholders of your funds are required to give advance notice prior to redemption and if so, the extent of notice required.

3. In future filings, please disclose the extent of any significant decline in AUM subsequent to the balance sheet date but prior to the filing of your Form 10-K or 10-Q. To the extent that you experienced a significant decline in AUM subsequent to the balance sheet date but prior to the filing of your Form 10-K or Form 10-Q, please quantify the portion of the decline that was attributable to performance as opposed to redemptions. Please also disclose which investment types were most significantly impacted. Refer to Item 303(A)(3)(ii) of Regulation S-K for guidance.

4. We note your statement on page 17, "…investment performance is one of the most important factors for the maintenance and growth of [y]our assets under management." In future filings, please include performance information for each of your funds by asset type for each period presented. Fund performance information should include the name of the fund, inception date, assets under management as of each period presented, net annualized return since inception and net return for each period presented. This information will allow investors to better understand how fund performance has affected your financial statements.

Results of Operations, page 38

5. In future filings, please quantify the impact of each factor you identify when multiple and/or offsetting factors contribute to fluctuations in the line items discussed impacting your results of operations. For example, you note that investment advisory fees from funds increased as a result of an increase in average assets managed by Permal, Western Asset and Royce with an offset by a decrease in average assets managed by ClearBridge without disclosing the amount each of these factors contributed to the overall increase in investment advisory fees from funds. Refer to Item 303(A)(3)(iii) of Regulation S-K for guidance.

Liquidity and Capital Resources, page 46

6. We note your statement, "[l]iquidity and the access to liquidity is important to the success of [y]our ongoing operations." We note your disclosure that you expect cash on hand, operating cash flows, and the Equity Units issued in May 2008 to satisfy your working capital needs for the next year. We further note that you fund your asset purchases from equity capital and long-term debt. However, it appears you have other material uses of cash beyond working capital needs and asset acquisitions, such as debt services requirements and fund support initiatives. Discussion and analysis of your liquidity should provide a clear picture of your ability to generate cash and to meet existing and known or reasonably likely future cash requirements. Given the significance of liquidity to your operations, it is unclear how the discussion and analysis provided clearly explains to investors your material sources and uses of cash, the means available to you to obtain additional liquidity, and how the current economic environment has impact and may continue to impact your liquidity. In

future filings, please provide a comprehensive discussion and analysis of your sources of cash that are available to support all of your liquidity requirements for the next twelve months. Please ensure your discussion clearly demonstrates how you determined cash on hand, operating cash flows, and other discussed sources of cash will be sufficient to meet your short-term and long-term needs. This disclosure should include quantification of each source and use of cash. Further, you should provide specific disclosures regarding how you have been directly impacted by the current economic environment including how the tightening of the credit markets and investor concerns have impacted your liquidity currently and your expectations for the future. Item 303(A)(1) of Regulation S-K, Instructions 1, 2, 5 of Item 303(A) of Regulation S-K, and Section 501.13 of the Financial Reporting Codification.

7. We note that your revolving credit agreement and 5-year term loan contain standard financial covenants including leverage and interest coverage ratios. Please revise your disclosure in future filings to include the maximum/minimum and actual ratios as of the most recent period. This will allow readers to compare the actual ratios to the minimum/maximum requirements per your credit agreement and easily understand your current status in meeting your financial covenants. Such disclosure should only be excluded if you believe that the likelihood of default is remote. If you are relying on your revolving credit agreement as a material source of cash, please also disclose the amount available without violating any of your debt covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

Market Risk, page 53

8. Please expand your disclosure in future filings to ensure that you have included the information required by Item 305 of Regulation S-K for each of your market risks. For example, Item 305(a) of Regulation S-K requires quantitative information about each market risk using one of three methods. In this regard, you have not provided quantitative information about the impact on your revenues and net income if the market value of the assets under management were to change. Similarly, you have not provided quantitative information as to the impact changes in the market value of your investments would have on your non-operating income and net income. Finally, you have not included quantitative information as to the impact changes in interest rates would have on your non-operating income and net income. Refer to Section 507.02 of the Financial Reporting Codification for additional guidance.

Critical Accounting Policies, page 55

9. We note that the most significant financial instruments valued using significant unobservable inputs (i.e., level 3) are your purchase of securities issued by SIVs from your liquidity funds and your fund support derivative liabilities. In future filings,

please provide a more detailed discussion regarding the method(s) used to estimate the fair value of the securities held by SIVs, the derivative liabilities from LOC support and CSAs, and the total return swap. Such discussion should disclose the material assumptions used in each method for each type of financial instrument including quantitative information for those assumptions. You should also provide a sensitivity analysis of the impact your assumptions may have on the estimated fair value of each type of financial instrument. Finally, provide a discussion of the impact a material change in the fair value of each type of financial instrument could have on your consolidated financial statements. If there has been a material change to any of your material assumptions from prior periods, you should provide a detailed discussion of those changes, the reasons for the changes, and the impact that changes had to your consolidated financial statements. Please provide us with the disclosures you intend to include in future periodic filings to address this comment.

10. We note your disclosure that equity and fixed income securities may be valued based on broker or dealer price quotations. As such, please explain the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements in future filings. Such disclosure may include the following:
   - The amount of assets you valued using broker quotes, along with the classification in the fair value hierarchy;
   - The number or quote or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;
   - Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers or pricing services;
   - The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;
   - Whether the broker quotes are binding or non-binding; and
   - The specific procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157 and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

   Refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future periodic filings to address the comment.

11. Please revise your intangible assets and goodwill disclosure here or in your footnotes in future filings to address each of the following:
   - Disclose the reason for testing goodwill and other intangible assets for impairment each reporting period. Refer to paragraphs 17, 26 and 28 of SFAS 142 and paragraph 8 of SFAS 144 for guidance on when to test goodwill and other intangible assets for impairment.

- To provide investors with a sense of the reasonableness of your assumption that projected cash flows will increase 10% annually for the next five years for both of your reporting units, please disclose the cash flow growth for each period presented for each of these reporting units.
- For your discussion of the percentage of total amortizable intangible assets that relates to CAM management contracts and PCM management contracts, clarify whether you are referring to the gross or net amount.
- For your discussion of the PCM management contracts, please provide a more detailed discussion of the material factors that led to your revised attrition rate estimate. Ensure that your disclosures provide investors with more insight as to why the related assets under management significantly declined and whether the decline happened over time or during the fourth quarter of fiscal year 2008. Quantify the revised attrition rate used. Also, disclose the projected cash flows growth rate used in the discounted cash flow model during the fourth quarter of fiscal year 2008 as compared to previous assessments and the fiscal year 2008 cash flow growth rate recognized for these PCM management contracts. If PCM recognized a decline in cash flow for fiscal year 2008 for these contracts, include an explanation as to why it is appropriate to include cash flow growth in the discounted cash flow model.
- For your discussion of the CAM and Permal management contracts, please disclose the projected cash flows for the short-term annual growth rates used along with the actual cash flows from these contracts for each CAM and Permal for the most recent period presented. If there is a material difference between the actual rates and the projected rates used, please provide investors with an explanation as to why.
- In your September 30, 2008 Form 10-Q, you note that you have changed the cash flow growth rates and increased your discount rate due to changes in the business environment and declines in your AUM. A detailed discussion of these changes should be provided that includes quantification of the new assumptions as compared to the previous assumptions for each reporting unit with changes.
- In your September 30, 2008 Form 10-Q, you note the changes in assumptions have resulted in lower implied fair values for certain of your intangible assets and goodwill. Given the requirement in Item 303 of Regulation S-K to disclose material uncertainties, instances where there is not a material difference between the estimated fair value and the carrying value of intangible assets or reporting unit when testing goodwill for impairment should be disclosed.
- We note that as of September 30, 2008, your market capitalization was approximately $5.35 billion whereas your total stockholders' equity was $6.35B. We further note that your operating income margins declined and you recognized pre-tax losses and negative operating cash flows for the six-months ended September 30, 2008. When there is material negative evidence that your assets

may be impaired and no material impairment charges have been taken, you should provide investors with an explanation as to why you do not believe your assets are impaired even though material negative evidence exists.

Refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future periodic filings to address the comment.

12. We note that your income from continuing operations before income tax provision and minority interest significantly declined for fiscal year 2008 as compared to fiscal year 2007. We further note that you have recognized a loss from operations before income tax benefit and minority interests for the six-months ended September 30, 2008. In future filings, please revise your disclosure to provide a more detailed explanation as to how you determined it is more likely than not that you will realize total deferred tax assets. Please ensure your disclosure address each of the following points, as appropriate:

- Disclose the amount of pre-tax income that needs to be generated to realize the deferred tax assets to the extent you are relying on future income. Include an explanation of the anticipated future trends included in your projections of future taxable income. Confirm to us that the anticipated future trends included in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your reporting units for purposes of testing goodwill for impairment and any other assessment of your tangible and intangible assets for impairment.
- Disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the deferred tax assets to the extent you are relying on deferred tax liabilities.
- If you are also relying on tax-planning strategies, please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-planning strategies.

Please provide us with the disclosures you intend to include in future filings. Refer to paragraphs 20-26 of SFAS 109 and Section 501.14 of the Financial Reporting Codification for guidance.

1. Summary of Significant Accounting Policies, page 70

Intangible Assets and Goodwill, page 72

13. We note that you have identified your operating segments (or your three divisions) as your reporting units for purposes of testing goodwill for impairment. We further note your statement that the majority of Wealth Management's goodwill relates to PCM and the majority of Managed Investments' goodwill relates to CAM. Based on your

discussion of AUM within MD&A, it appears that you may have discrete financial information for your asset managers, such as PCM and CAM. Finally, we note your statement on page 5 of your March 31, 2008 Form 10-K that your 13 asset managers are individual businesses. Please provide us with your analysis of paragraph 30 of SFAS 142 for the identification of your reporting units, as it is unclear why you are testing goodwill for impairment at your operating segments level rather than at the asset manager level. In this regard, please address each of the following:

- Tell us how the "segment managers" of your operating segments manage their respective segments. Specifically, tell us the types of information / reports that they review to manage their respective businesses, including the level of financial information used to manage the operating segment.
- If the segment managers of your operating segments do review financial information at a level below the operating segment level (i.e., a component) and you believe that this level is not a reporting unit because the component does not constitute a business, please tell us how you made such a determination based on the guidance in EITF No. 98-3 and your noted disclosures.
- If you believe each of the components for each of your operating segments can be aggregated, provide us with your comprehensive analysis of how you determined it is appropriate to aggregate the reporting units up to the operating segment level in accordance with paragraph 30 of SFAS 142 and EITF Topic D-101.
- Please provide us with an organizational chart that includes the level of personnel below your "segment managers" of your operating segments, whether it is at the business line, geographic, or some other level.

Investment Advisory Fees, page 73

14. In future filings, please disclose the significant terms of your investment advisory contractual agreements such as the periods of these agreements and annual investment advisory fees earned by division either here or within MD&A.

15. We note that your investment advisory fees are calculated based on the market value of AUM. Please revise your disclosure to state the party responsible for estimating the market value of AUM, including an explanation of your involvement in the estimation process. If you are involved in the estimation process and given the significant impact such estimates have on your investment advisory fees, please include a detailed discussion within MD&A's critical accounting policies section of the methodologies used to estimate the market value of AUM, including the material assumptions used and a sensitivity analysis of such assumptions. Please provide us with the disclosure you intend to include in future filings.

16. We note your statement that you may bill investment advisory fees in advance of the period in which you earn such fees. Please revise your disclosure to explain how you are able to bill investment advisory fees in advance, if the fees are based on the market value of the assets under management during the period. Further, please explain how you account for advanced billings in your consolidated financial statements.

17. We note that you recognize performance fees at the end of the performance measurement period or when you determine the performance fees are realizable. In future filings, please revise your disclosure to clarify what you mean by when the fees are realizable. In this regard, if you are recognizing performance fees as revenue that are subject to reversal due to subsequent performance, please disclose as such, including the amount of such performance fees that may need to be reversed in future periods depending on fund performance.

9. Income Taxes, page 87

18. We note your disclosure that you intend to repatriate up to $225 million of earnings from certain foreign subsidiaries, of which you repatriated $36 million during fiscal year 2008. We further note you recognized $18.4 million in income tax provision for the repatriation plan, which is approximately 8.2% of the total amount estimated to be repatriated. In future filings, please explain why you are only recognizing an income tax expense of 8.2% rather than recognizing income tax expense at your statutory rate of 35%. For example, if you are using foreign tax credits that were also previously unrecognized to offset a portion of the income tax expense, please disclose as such.

10. Commitments and Contingencies, page 90

19. We note your disclosure that the former PC/CM businesses are subject to customer complaints and various legal actions for which you have provided Citigroup with an indemnification for most customer complaints, litigation and regulatory liabilities related to pre-closing events. We further note that you have established accruals for estimated losses for the PC/CM businesses. Finally, we note that the resolution of these matters could be material to your results of operations and cash flows. In future filings, please include disclosure to provide investors with an understanding of the magnitude of your risk related to the PC/CM businesses' customer complaints, legal actions, investigations and proceedings. You may want to disclose the amount of the accrual you have recognized for these loss contingencies. Refer to paragraph 9 of SFAS 5. Further, as the amount of additional loss in excess of accrual may be material to your results of operations and cash flows, please disclose the amount or range of reasonably possible loss in excess of accrual in future filings. If you are unable to estimate an amount or range of reasonably possible loss, please disclose this and provide an explanation as to why. Refer to paragraph 10 of SFAS 5 for guidance.

18. Liquidity Fund Support, page 102

20. We note during the third quarter of fiscal year 2008, you made a business decision to provide liquidity support to certain of your proprietary liquidity funds that has continued through the current period. Please revise your disclosures in future filings to address each of the following:
   - Separately present on the face of the consolidated statements of income the expenses recognized for your liquidity fund support. While we note that you have provided the disclosure in your footnotes, separate presentation on the face of the consolidated statements of income would provide investors with a clearer understanding the significant impact these activities are having on your results. Refer to Rule 5-03.9 of Regulation S-X for guidance.
   - Disclose why you determined it was in the best interest of your company and your shareholders to provide certain of your proprietary liquidity funds with liquidity support even though you were not required to provide such support. In this regard, we note your disclosure that your liquidity funds have had net cash inflows during fiscal year 2008 and the six-months ended September 30, 2008. Ensure your disclosure provides investors with a clear understanding the impact your decision has had and may have on your consolidated financial statements.
   - We note your CSAs require you to provide capital contributions to the fund in certain circumstances, which generally involves the recognition of a loss on certain investments, to "cover any losses" by the funds. Generally, "capital contributions" to funds result in an ownership interest. As such, it is unclear whether the purpose of the CSA is for you to "cover" losses recognized by the funds or if the purpose is to provide immediate liquidity to the funds in the form of an additional investment. Revise your disclosure to clearly explain what you mean by "capital contribution" in terms of the CSA.   In this regard, we note your December 11, 2008, press release regarding the sale of securities held by your funds and you in which you state, "[n]either the funds nor their shareholders incurred a loss in this transaction." We further note you will recognize a $1 billion net cash outflow on the transaction. As such, it does not appear as though you are obtaining an ownership interest in the fund with your "capital contribution."
   - Revise your disclosures to address whether there is any instance in which any of the liquidity funds you are providing support to would be required to repay any of the support.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

3. Fair Value of Assets and Liabilities, page 11

21. We note in your table on page 12 that you classified $364 million of increased value of your derivative liabilities related to your fund support initiatives as realized and unrealized gains/(losses), net. In future filings either here or in MD&A, please disclose the amount of expense recognized for new derivative liabilities and the amount of expense or gain recognized on existing derivative liabilities to allow investors to understand the changes to existing derivative liabilities and the impact new agreements are having on your results. Please also reconcile for us the realized and unrealized gain/(losses), net recognized during the period April 1, 2008, to September 30, 2008, versus the pre-tax charge for the six-months ended September 30, 2008, disclosed in the table included on page 20. Please also include sufficient disclosure in future filings to adequately explain the differences to investors.

6. Long-Term Debt and Equity Units, page 14

22. We note that you issued Equity Units in May 2008 for gross proceeds of $1.15 billion. In future filings, please revise your disclosures to provide a clear and concise discussion of each of the material terms of the Equity Units in plain English, your accounting for the Equity Units and the impact each material term has had and may have on your consolidated financial statements. At a minimum, please address each of the following your revised disclosures:
   - Disclose the number of Equity Units issued.
   - State the purpose of the Equity Units (i.e., are the Equity Units pre-payments for the holders' purchase of your common stock).
   - Explain the purpose of the contract adjustment payments, what exactly is being adjusted and how it was determined the adjustment amount is 1.4%. In this regard, the quarterly payment based on the 1.4% annual rate appears to be additional interest. In this case, the effective rate of the notes should be disclosed. Please also explain how you determined the present value of your obligation under this term. Please explain to us why you have recognized the present value of this term as a liability along with the authoritative literature that supports your accounting.
   - Provide an introduction to your discussion of the settlement rate to explain the purpose of this term to investors and to link the discussion to the Equity Unitholders' obligation to purchase shares of your common stock for $50 per share by June 30, 2011. In this regard, please disclose whether you may recognize a gain or loss at the time the Equity Unitholder purchases shares of your common stock. If it is possible you could recognize a gain or loss (depending on the market price of your common stock on the date of acquisition), please disclose the circumstances in which you would recognize a gain and/or loss.

- Provide a more detailed discussion regarding your obligation to remarket the notes, including what such obligation entails and the impact such remarketing efforts could have on your consolidated financial statements. Please tell us how this term impacted your current accounting for the Equity Units along with the authoritative literature that supports your accounting.

Please provide us with the disclosure you intend to include in future filings.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Liquidity and Capital Resources, page 35

23. Item 303(B) of Regulation S-K notes that a discussion and analysis shall be provided so as to enable the reader to assess material changes in financial condition, specifically any material changes in your financial condition from the end of the preceding fiscal year to the date of the most recent interim balance sheet. While your discussion and analysis appropriately focuses on the potential impact to your liquidity due to your fund support to your proprietary liquidity funds, the remainder of your discussion appears to focus on information obtainable from your interim financial statements. In this regard:

- We note that you attribute the negative operating cash flows for the six-months ended September 30, 2009, to the purchase of trading securities and payment of annual incentive bonuses without any analysis as to why the purchases of trading securities was so significant during this period, which appears to be from purchases beyond your fund support initiatives, and why the payment of annual incentive bonuses was so significant leading to negative operating cash flows.
- We note that you have provided additional liquidity support to your proprietary liquidity funds without a discussion as to the impact such additional support is having on your cash flows and/or how you are funding such initiatives in light of your negative operating cash flows and your decline in revenues.
- In your March 31, 2008, Form 10-K, you noted that you initiated a plan to repatriate accumulated foreign earnings of approximately $225 million of which you repatriated $37 million during fiscal year 2008. However, you have not provided any insight as to your plans to repatriate additional foreign earnings under this plan.
- The economic environment in which you are operating has continued to worsen since your March 31, 2008, Form 10-K. However, you have not provided any further insight as to the specific impact the economy has had on your operating activities and cash flows.

In future filings, please ensure you provide a comprehensive discussion of the significant changes in your sources and uses of cash from period to period and the impact of these changes or your liquidity and capital resources. In light of these changes, please also discuss how you determined that these sources of cash will still be sufficient to meet your cash and liquidity requirements over the next twelve months. Please also disclose if you expect any alternative sources of funding to be available in the future. Please note that this is not a comprehensive list of the areas you should improve upon in future filings. Please refer to Item 303(B) of Regulation S-K and Sections 501.05 and 501.13 of the Financial Reporting Codification for guidance.

24. We note that you have over $1 billion of investments held at fair value as of September 30, 2008, which is a significant increase from the investments held as of March 31, 2008, with a majority of the investments classified as trading securities. In future filings, please include disclosures to more fully describe the types of debt, equities, and other investments that you hold and the sectors that these investments are in. The changes in balances between balance sheet dates should be clearly disclosed. Please also revise your disclosures to clearly explain how changes in debt, equities, and other investments impacted your operating results for each period presented. As your investments are a significant part of your current assets, this disclosure should provide investors with a better understanding as to the impact the markets are having on the value of these investments and the impact to your cash flows. Refer to Item 303(A) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

25. We note that your investments in securities issued by SIVs and your derivative liabilities have fair values that are based on the trust of the SIVs and underlying collateral, which is typically comprised of assets and mortgage backed securities, corporate bonds, and collateralized debt obligations. We further note your disclosure that credit risk was not a material factor in determining the fair value of the derivative liabilities, as the liabilities are supported by cash collateral. Please revise your disclosure in future filings to address the counterparty credit risk associated with these financial instruments. If you believe the counterparty credit risk is immaterial, please include an explanation as to how you arrived at such conclusion.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief